

November 21, 2023

David Chang
President and Chief Executive Officer
Allogene Therapeutics, Inc.
210 East Grand Avenue
South San Francisco, California 94080

> **Re: Allogene Therapeutics, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed February 28, 2023**
> **File No. 001-38693**

Dear David Chang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development, page 85

1. We note you reported significant research and development expenses and that you have multiple programs/product candidates in varying stages of development and clinical testing, and note that you expect your research and development expenses to increase. Please confirm that you will revise future filings to provide more details about your research and development expenses for each period presented, including but not limited to by product/program, internal versus external, as well as by the nature of the expenses. For example, in discussing the specific reasons for significant changes in research and development expenses, quantify the change by each product candidate for which significant investments were made during the periods. Refer to Item 303(b) of Regulation S-K. To the extent that you do not track expenses by product candidate, please disclose as such.

Notes to Consolidated Financial Statements
6. Joint Venture and License Agreement with Allogene Overland Biopharm (CY) Limited, page 111

2.   Please address the following as it relates to your Joint Venture and License Agreement with Allogene Overland Biopharm (CY) Limited (Allogene Overland):

- Provide your analysis under ASC 606 supporting your determination that the transaction price should not include the fair value of the Seed Preferred Shares received from Allogene Overland, representing a 49% ownership interest. As part of your response, address your consideration of Article 8.1 of the License Agreement, which specifically states that upfront consideration for the license included both the $40 million non-refundable payment and the Seed Preferred Shares representing 49% of Allogene Overland.
- Tell us and revise your future filings to disclose the amount of the transaction price allocated to each performance obligation.
- Provide your analysis under ASC 323 supporting the initial measurement of your investment in Allogene Overland at zero. Address the following as part of your response:
  - Explain your consideration of ASC 323-10-30-2 in determining the applicability of ASC 610-20 and whether the license transferred should be measured based on its fair value.
  - Explain whether you identified a basis difference between your initial investment in Allogene Overland and your proportionate share of the underlying net assets in Allogene Overland and your accounting treatment for any such basis difference.
- Provide your analysis under ASC 810 supporting your determination that you are not the primary beneficiary of Allogene Overland. As part of your response, identify the activities of Allogene Overland that most significantly impact its economic performance and explain how you determined that you do not have the power to direct such activities and therefore do not hold a controlling financial interest.To the extent that the power is shared among the variable interest holders, clarify whether there is a tie-breaking mechanism in place with respect to key decision making.
- Please confirm with us that in future filings you will expand to provide all the required disclosures under ASC 810-10-50 *Disclosure – Variable Interest Entities,* including but not limited to those required for nonprimary beneficiary holder of a variable interest in a VIE under 50-4, as well as other disclosures needed to fulfill the principal objectives under 50-2AA.

David Chang
Allogene Therapeutics, Inc.
November 21, 2023
Page 3

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Li Xiao at 202-551-4391 or Angela Connell at 202-551-3426 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Life Sciences